Peak Fintech Withdraws Form 40-F While it Works to Comply with New SEC Disclosure

Guidance

MONTREAL, QUEBEC - (September 28, 2021) - Peak Fintech Group Inc. (CSE: PKK) (NASDAQ: TNT) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that it has voluntarily withdrawn its Form 40-F (registration statement) filed with the U.S. Securities and Exchange Commission (the "SEC") while it works to comply with recent disclosure guidance provided by the SEC for companies either based in China or with the majority of their operations in China (the "Guidance").

Without an effective Form 40-F filed with the SEC to register the Company's common shares under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's common shares will no longer be listed on the Nasdaq Capital Market (the "NASDAQ") as of immediately prior to market open on Thursday September 30, 2021.

Peak's application to list on the NASDAQ was made under the Multijurisdictional Disclosure System (the "MJDS"), which was jointly adopted by the SEC and the Canadian Securities Administrators. The MJDS is intended to make it easier for companies on both sides of the border to list their respective securities on exchanges in both countries. The SEC notes that the MJDS allows eligible Canadian companies to register their securities and fulfill their periodic reporting requirements by use of documents prepared in accordance with Canadian requirements and reviewed by Canadian Securities Administrators. The Company has been cooperating with the SEC and plans to submit an amended Form 40-F that highlights the concerns referenced in the Guidance as soon as practicable.

Peak will keep the NASDAQ informed of its progress with the amended Form 40-F, which Peak hopes will lead to having a revised Form 40-F be declared effective by the SEC on an expedited basis so that the Company's common shares will be listed on the NASDAQ as soon as possible.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward- looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.